Filed Pursuant to Rule 424(b)(5)
Registration No. 333-136742

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)

1,000,000 Shares

Common Stock

We are offering 1,000,000 shares of common stock. Our common stock is traded on the NASDAQ Global Market under the symbol “ULBI”. On November 8, 2007, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $13.98 per share.

Investing in our common stock involves risks that are described in “Risk Factors” beginning on page S-5 of this prospectus supplement.

	Per Share	Total

Public offering price	$13.500	$13,500,000
Sales commissions	$0.675	$675,000
Proceeds, before expenses, to us	$12.825	$12,825,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the shares to investors on or about November 15, 2007.

Stephens Inc.

The date of this prospectus supplement is November 8, 2007

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the common stock that we are offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common stock that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should read and consider all of the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in each such document, in making your investment decision. If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not, and the placement agent has not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. Our common stock is being offered and sold only in jurisdictions where offers and sales are permitted.

As used in this prospectus supplement, the terms “Ultralife,” “Company,” “we,” “our,” “ours” and “us” refer to Ultralife Batteries, Inc. and its subsidiaries except where the context otherwise requires or as otherwise indicated.

PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before buying our common stock. You should, therefore, read carefully this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors” beginning on page S-5 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Ultralife Batteries, Inc.

We are a global provider of high-energy power systems, communications accessories and engineering and technical services for diverse applications. We develop, manufacture and market a wide range of non-rechargeable and rechargeable batteries, charging systems and accessories for markets including defense, commercial and consumer portable electronics. Through our portfolio of standard products and engineered solutions, we are at the forefront of providing the next generation of power systems, communications accessories and technical services.

Our battery technologies allow us to offer batteries and power systems that are flexibly configured, light weight and generally capable of achieving longer operating times than many competing batteries currently available. Our communications accessories offer users a wide variety of integrated solutions that satisfy the most demanding applications. Our engineering and technical services capabilities enable us to design, integrate and field mobile, modular and fixed-site communication and electronic systems.

We compete on the basis of design flexibility, performance and reliability. Through our experience in battery manufacturing, we have developed expertise which we believe would be difficult to reproduce without substantial time and expense in the non-rechargeable battery market.

For the fiscal years ended December 31, 2004, 2005 and 2006, and the nine month period ended September 29, 2007, our sales were $98.2 million, $70.5 million, $93.5 million and $100.8 million, respectively. Our gross profit for those same periods was $20.3 million, $12.3 million, $17.4 million and $23.0 million, respectively, and our operating income (loss) was $5.1 million, ($2.9 million), ($3.0 million) and $2.5 million, respectively.

Growth Strategy

We continually evaluate various ways to grow, including opportunities to expand through mergers and acquisitions. In 2006, we acquired ABLE New Energy Co., Ltd., or ABLE, an established manufacturer of lithium batteries located in Shenzhen, China, and McDowell Research, Ltd., or McDowell, a manufacturer of military communications accessories located in Waco, Texas, and in September 2007, we acquired Innovative Solutions Consulting, Inc., or ISC, a company engaged in the business of providing engineering and technical services for communication electronic systems to government agencies. In October 2007, we entered into agreements to acquire Stationary Power Services, Inc., or SPS, and Reserve Power Systems, Inc., or RPS, two related companies that provide battery systems for back-up power for telecom, cable television, uninterruptible power supply systems and critical computer applications.

For our non-rechargeable products, our strategy is to develop sales and marketing alliances with original equipment manufacturers, or OEMs and governmental agencies that utilize our batteries in their products, commit to cooperative research and development or marketing programs, and recommend our products for design-in or replacement use in their products. With respect to our rechargeable products, we have targeted sales through OEM customers, as well as distributors and resellers focused on our target markets. We continue to expand our marketing activities as part of our strategic plan to increase sales of our rechargeable batteries for military and communications applications, as well as hand-held devices, wearable devices and other electronic portable equipment.

With respect to our communications accessories products, we have targeted sales of products used to support military communication systems, such as battery chargers, power supplies, power cables, connector assemblies, radio frequency (RF) amplifiers, amplified speakers, equipment mounts, case equipment and integrated communication systems, to military OEMs and military organizations including the U.S. Department of Defense.

Principal Executive Offices

Our principal executive offices are located at 2000 Technology Parkway, Newark, New York 14513. Our telephone number at that location is (315) 332-7000. Our Internet website is www.ultralifebatteries.com. Information contained on our website is not incorporated by reference in this prospectus, and you should not consider information contained on our website as part of this prospectus supplement.

The Offering

Issuer	Ultralife Batteries, Inc.

Common stock offered	1,000,000 shares

Common stock to be outstanding after this offering	16,264,437 shares

Use of proceeds	To fund (i) approximately $6.0 million of the consideration related to the acquisition of SPS, (ii) the prepayment of $3.5 million principal amount of indebtedness due on the subordinated convertible notes issued as partial consideration for the McDowell acquisition, (iii) to repay $1.0 million of borrowings outstanding under our credit facility used to fund the ISC acquisition, and (iv) for general working capital purposes.

NASDAQ Global Market Symbol	ULBI

Risk factors	See “Risk Factors” beginning on page S-5 and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 15,264,437 shares of our common stock outstanding as of September 29, 2007 and assumes the sale of all 1,000,000 shares of our common stock offered hereby. The number of shares of common stock to be outstanding after this offering excludes (i) 1,852,738 shares issuable upon the exercise of stock options outstanding and having a weighted average exercise price of $11.34 per share, (ii) 637,262 additional shares reserved for issuance under our Amended and Restated 2004 Long Term Incentive Plan, as amended, and (iii) 700,000 shares issuable upon conversion of the outstanding subordinated convertible notes issued as partial consideration for the McDowell acquisition after the $3.5 million prepayment described above, in each case as of September 29, 2007.

Recent Operating Results

For our recently concluded third quarter, we reported revenue of $33.3 million, an increase of 40% compared with $23.7 million reported for the third quarter 2006. Operating income for the third quarter was $0.2 million compared to a $2.1 million operating loss for the same period last year. As a percentage of revenue, gross margin for the third quarter of 2007 was 21%, up from 17% for the third quarter of 2006. Net loss for the third quarter of 2007 was $0.1 million, or $0.01 per common share, compared with a net loss of $1.7 million, or $0.11 per share for the same quarter in 2006.

For the nine-month period ended September 29, 2007, our revenue was $100.8 million, an increase of 59% when compared with revenue of $63.4 million for the same period a year ago. Operating income amounted to $2.5 million for the first nine months of 2007, an improvement of $4.0 million over the first nine months of 2006. Net income for the first nine months of 2007 was $1.1 million, or $0.07 per share, compared to a net loss of $1.4 million, or $0.10 per share, for the same period last year.

RISK FACTORS

An investment in our common stock involves risks. We urge you to carefully consider all of the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus as provided under “Incorporation by Reference” in the accompanying prospectus, including our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K filed with the Securities and Exchange Commission, or SEC.

This prospectus supplement contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” or the negative of such terms or other comparable terminology. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement or the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. Our forward-looking statements are based on our beliefs as well as assumptions we have made and on information currently available to us. Our forward-looking statements involve risks and uncertainties, including, but not limited to, future demand for our products and services, addressing the process of U.S. military procurement, the successful commercialization of our products, general economic conditions, government and environmental regulation, finalization of non-bid government contracts, competition and customer strategies, technological innovations in the industries we service, changes in our business strategy or development plan, capital deployment, business disruptions, including those caused by fires, materials supplies, environmental regulations and other risks and uncertainties, certain of which are beyond our control. If any of these risks occur, our business, financial condition or results of operations could be adversely affected.

Risks Related to our Business

A decline in demand for products using our batteries or communications accessories could reduce demand for our products.

A substantial portion of our business depends on the continued demand for products using our batteries and communications accessories sold by OEMs. Our success depends significantly upon the success of those OEMs’ products in the marketplace. We are subject to many risks beyond our control that influence the success or failure of a particular product manufactured by an OEM, including:

•	competition faced by the OEM in its particular industry,

•	market acceptance of the OEM’s product,

•	the engineering, sales, marketing and management capabilities of the OEM,

•	technical challenges unrelated to our technology or products faced by the OEM in developing its products, and

•	the financial and other resources of the OEM.

For instance, in the fiscal years ended December 31, 2004, 2005 and 2006 and the nine months ended September 29, 2007, 22%, 32%, 27% and 18% of our revenues, respectively, were comprised of sales of our 9-volt batteries, and of this, approximately 19%, 21%, 47% and 39%, respectively, pertained to sales to smoke alarm OEMs. If the retail demand for long-life smoke alarms decreases significantly, this could have a material adverse effect on our business, financial condition and results of operations.

Our customers may not meet the volume requirements in our OEM supply agreements.

We sell most of our products through OEM supply agreements and contracts. While OEM supply agreements and contracts contain volume-based pricing based on expected volumes, industry practices dictate that pricing is rarely adjusted retroactively when contract volumes are not achieved. Every effort is made to adjust future prices accordingly, but the ability to adjust prices is generally based on market conditions.

Our growth and expansion strategy could strain or overwhelm our resources.

Rapid growth of our business could significantly strain management, operations and technical resources. If we are successful in obtaining rapid market growth of our products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. For example, the large contracts received from the U.S. military for our batteries using cylindrical cells could strain the current capacity capabilities of our U.K. facility and require additional equipment and time to build a sufficient support infrastructure at that location. This demand could also create working capital issues for us, as we may need increased liquidity to fund purchases of raw materials and supplies. We cannot assure, however, that business will grow rapidly or that our efforts to expand manufacturing and quality control activities will be successful or that we will be able to satisfy commercial scale production requirements on a timely and cost-effective basis.

We have recently adopted a strategy to grow our business through the acquisition of complementary businesses, in addition to organic growth. Our inability to acquire such businesses, or increased competition for such businesses which could increase our acquisition costs, could impede our ability to close identified acquisitions, which could adversely affect our growth strategy and results of operations. In addition, our inability to improve the operating margins of businesses we acquire or operate such acquired businesses profitably or to effectively integrate the operations of those acquired businesses could adversely affect our business, financial condition and results of operations.

In 2006, we acquired the businesses of McDowell and ABLE, and in 2007 we acquired ISC and entered into agreements to acquire SPS and RPS, which added new facilities and operations to our overall business. We have faced some initial operational challenges at McDowell that are requiring a greater amount of management’s time to resolve than we had expected. Our management team remains essentially the same, however, which places an increased burden and responsibility on a team which had little capacity to absorb such added responsibility. In addition, these acquisitions have strained our production capacity, which could have an adverse impact on our ability to meet customer demands for product delivery.

We will also be required to continue to improve our operations, management and financial systems and controls in order to remain competitive. The failure to manage growth and expansion effectively could have an adverse effect on our business, financial condition and results of operations.

Our recent acquisitions may not result in the revenue growth that we expect. In addition, we may not be able to successfully integrate our recent acquisitions.

During the second quarter of 2006, we acquired ABLE, a manufacturer of lithium batteries located in Shenzhen, China, and during the third quarter of 2006, we acquired substantially all of the assets of McDowell, a manufacturer of military communications accessories located in Waco, Texas. In addition, in September 2007, we acquired ISC, a provider of engineering and technical services for communication electronic systems to government agencies. In October of 2007, we entered into agreements to acquire SPS and RPS, two related companies that provide battery systems for back-up power for telecom, cable television, uninterruptible power supply systems and critical computer applications. We have begun the process of integrating these acquisitions into our business and assimilating their operations, services, products and personnel with our management policies, procedures and strategies. We cannot be sure that we will achieve the benefits of revenue growth that we expect from these acquisitions or that we will not incur unforeseen additional costs or expenses in connection with these acquisitions. To effectively manage our expected future growth, we must continue to successfully manage our integration of these companies and continue to improve our operational systems, internal procedures, accounts receivable and management, financial and operational controls. If we fail in any of these areas, our business could be adversely affected.

The U.S. government can audit our contracts with the U.S. military and, under certain circumstances, can adjust the economic terms of those contracts.

A significant portion of our business comes from sales of product to the U.S. military through various government contracts. These contracts are subject to procurement laws and regulations that lay out uniform policies and procedures for acquiring goods and services by the U.S. government. The regulations also contain guidelines for managing contracts after they are awarded, including conditions under which contracts may be terminated, in whole or in part, at the government’s convenience or for default. Failure to comply with the procurement laws or regulations can result in civil, criminal or administrative proceedings involving fines, penalties, suspension of payments, or suspension or disbarment from government contracting or subcontracting for a period of time.

We have had certain “exigent” non-bid contracts with the U.S. government that have been subject to an audit and final price adjustment and have resulted in decreased margins compared with the original terms of the contracts. As of September 29, 2007, there were no outstanding exigent contracts with the government. As part of its due diligence, the U.S. government has conducted post-audits of the completed exigent contracts to ensure that information used in supporting the pricing of exigent contracts did not differ materially from actual results. In September 2005, the Defense Contracting Audit Agency, or DCAA, presented its findings related to the audits of three of the exigent contracts, suggesting a potential pricing adjustment of approximately $1,400,000 related to reductions in the cost of materials that occurred prior to the final negotiation of these contracts. We have reviewed these audit reports, have submitted our response to these audits and believe, taken as a whole, the proposed audit adjustments can be offset with the consideration of other compensating cost increases that occurred prior to the final negotiation of the contracts. While we believe that potential exposure exists relating to any final negotiation of these proposed adjustments, we cannot reasonably estimate what, if any, adjustment may result when finalized. In addition, we have received a request from the Office of Inspector General of the Department of Defense, or DoD IG, seeking certain information and documents relating to our business with the Department of Defense. We are cooperating with the DoD IG inquiry and are furnishing the requested information and documents. At this time we have no basis for assessing whether we might face any penalties or liabilities on account of the DoD IG inquiry. The aforementioned DCAA-related adjustments could reduce margins and, along with the aforementioned DoD IG inquiry, could have an adverse effect on our business, financial condition and results of operations. Such adjustments could reduce margins and have an adverse effect on our business, financial condition and results of operations.

We are subject to the contract rules and procedures of the U.S. government because we do business with the U.S. military. These rules and procedures create significant risks and uncertainties for us that are not usually present in contracts with private parties.

We will continue to develop both non-rechargeable and rechargeable battery products, related products and communications accessories to meet the needs of the U.S. military. We compete in solicitations for awards of contracts for these products, as well as meeting delivery schedules for orders released under contract. The receipt of an award, however, does not usually result in the immediate release of an order and does not guarantee in any way any given volume of orders. Any delay of solicitations or anticipated purchase orders by, or future failure of, the U.S. government to purchase products manufactured by us could have a material adverse effect on our business, financial condition and results of operations. Additionally, we are typically required to successfully meet contractual specifications and to pass various qualification-testing for the products under contract by the military. Our inability to pass these tests in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

When a government contract is awarded, there is a government procedure that permits unsuccessful companies to formally protest such award if they believe they were unjustly treated in the evaluation process. As a result of these protests, the government is precluded from proceeding under these contracts until the protests are resolved. A prolonged delay in the resolution of a protest, or a reversal of an award resulting from such a protest, could have a material adverse effect on our business, financial condition and results of operations.

Many of our products are sold for ultimate use overseas in countries where the U.S. military is deployed. U.S. government decisions regarding military deployment and budget allocations to fund overseas military operations have an impact on the demand for our products.

A significant portion of our revenues is derived from contracts with the U.S. military or OEMs that supply the U.S. military.

In the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 29, 2007, approximately 65%, 45%, 47% and 46%, respectively, of our revenues were comprised of sales made directly or indirectly to the U.S. military. We have two major customers, the U.S. Department of Defense, that comprised 56%, 25%, 20%, and 17% of our revenue in the years ended December 31, 2004, 2005, and 2006, and the nine months ended September 29, 2007, respectively and the U.K. Ministry of Defense, that comprised 2%, 6%, 7% and 16% of our revenue in the years ended December 31, 2004, 2005, and 2006, and the nine months ended September 29, 2007, respectively. There were no other customers that comprised greater than 10% of our total revenues in those periods. If the demand for products from the U.S. military were to decrease significantly, this could have a material adverse effect on our business, financial condition and results of operations.

We generally do not distribute our products to a concentrated geographical area nor is there a significant concentration of credit risks arising from individuals or groups of customers engaged in similar activities, or who have similar economic characteristics. One customer, the U.S. military, comprised 18% of our trade accounts receivable as of September 29, 2007. There were no other customers that comprised greater than 10% of our total trade accounts receivable as of September 29, 2007. This customer comprised 22% of our total trade accounts receivable as of December 31, 2006. While sales to the U.S. military have been substantial during 2006 and 2007, we do not consider this customer to be a significant credit risk. We do not normally obtain collateral on trade accounts receivable.

Our efforts to develop new commercial applications for our products could fail.

Although we are involved with developing certain products for new commercial applications, such as back-up batteries for the automotive telematics market, batteries for emergency locator transmitters and RF amplifiers for portable radio communications, we cannot assure that volume acceptance of our products will occur due to the highly competitive nature of the business. There are many new product and technology entrants into the marketplace, and we must continually reassess the market segments in which our products can be successful and seek to engage customers in these segments that will adopt our products for use in their products. In addition, these companies must be successful with their products in their markets for us to gain increased business. Increased competition, failure to gain customer acceptance of products, introduction of competitive technologies or failure of our customers in their markets could have a further adverse effect on our business.

We may incur significant costs because of the warranties we supply with our products.

With respect to our battery products, we typically offer warranties against any defects due to product malfunction or workmanship for a period up to one year from the date of purchase. With respect to our communications accessory products, we typically offer a four-year warranty. We also offer a 10-year warranty on our 9-volt batteries that are used in ionization-type smoke alarms. We provide for a reserve for these potential warranty expenses, which is based on an analysis of historical warranty issues. There is no assurance that future warranty claims will be consistent with past history, and in the event we experience a significant increase in warranty claims, there is no assurance that our reserves will be sufficient. This could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain safety risks, including the risk of fire, inherent in the manufacture of lithium batteries.

Due to the high energy density inherent in lithium batteries, our batteries can pose certain safety risks, including the risk of fire. We incorporate safety procedures in research, development, manufacturing processes and the transportation of batteries that are designed to minimize safety risks, but we cannot assure that accidents will not occur. Although we currently carry insurance policies which cover loss of the plant and machinery, leasehold improvements, inventory and business interruption, any accident, whether at the manufacturing facilities or from the use of the products, may result in significant production delays or claims for damages resulting from injuries. While we maintain what we believe to be sufficient casualty and liability insurance coverage to protect against such occurrences, these types of losses could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs because of known and unknown environmental matters.

National, state and local laws impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and of certain chemicals used in the manufacture of lithium batteries. Although we believe that our operations are in substantial compliance with current environmental regulations and that, except as noted below, there are no environmental conditions that will require material expenditures for clean-up at our present or former facilities or at facilities to which we have sent waste for disposal, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries by our customers that could have a material adverse effect on our business, financial condition and results of operations. In addition, the U.S. Department of Transportation, or DOT, and certain international regulatory agencies that consider lithium to be a hazardous material regulate the transportation of lithium-ion batteries and batteries that contain lithium metal. We currently ship lithium batteries in accordance with regulations established by the DOT and other international regulatory agencies. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our batteries or restricting disposal of batteries will not be imposed or how these regulations will affect us or our customers.

In conjunction with our purchase/lease of our Newark, New York facility in 1998, we entered into a payment-in-lieu of tax agreement, which provides us with real estate tax concessions upon meeting certain conditions. In connection with this agreement, a consulting firm performed a Phase I and II Environmental Site Assessment, which revealed the existence of contaminated soil and ground water around one of the buildings. We have submitted various work plans to the New York State Department of Environmental Conservation, or NYSDEC, regarding further environmental testing and sampling in order to determine the scope of any additional remediation. We subsequently met with the NYSDEC in March 2006 to present the test results. In November 2006, the NYSDEC completed its review of the final investigation report and requested additional groundwater, soil and sediment sampling. A work plan to address the additional investigation was submitted to the NYSDEC in January 2007 and was approved in April 2007. Additional investigative work was performed in May 2007. A preliminary report of results was prepared by our outside environmental consulting firm in August 2007, and a meeting with the NYSDEC and the New York State Department of Health, or the NYSDOH, took place in September 2007. As a result of this meeting, NYSDEC and NYSDOH have requested additional investigation work. A work plan to address this additional investigation is being developed. The results of the additional investigation requested by the NYSDEC may increase the estimated remediation costs modestly. At September 29, 2007, we have reserved $45,000 for this matter. The ultimate resolution of this matter may result in us incurring costs in excess of what we have reserved.

The future regulatory direction of the European Union’s Restriction of Hazardous Substances, or RoHS, and Waste Electrical and Electronic Equipment, or WEEE, Directives, as they pertain to our products, is uncertain. Their potential impact to our business would become material if battery packs were to be included in new guidelines and we were unable to procure materials in a timely manner. Other associated risks related to these directives include excess inventory risk due to a write off of non-compliant inventory. We continue to monitor the regulatory activity of the European Union to ascertain such risks.

China’s “Management Methods for Controlling Pollution Caused by Electronic Information Products Regulation,” or China RoHS, provides a two-step, broad regulatory framework, including similar hazardous substance restrictions as are imposed by the European Union’s RoHS Directive, and apply to methods for the control and reduction of pollution and other public hazards to the environment caused during the production, sale and import of electronic information products, or EIP, in China affecting a broad range of electronic products and parts, with an implementation date of March 1, 2007. Currently, only the first step of the regulatory framework of China RoHS, which details marking and labeling requirements under Standard

SJT11364-2006 (“Marking Standard”), is in effect. However, the methods under China RoHS only apply to EIP placed in the marketplace in China. Additionally, the Marking Standard does not apply to components sold to OEMs for use in other EIP. Our sales in China are limited to sales to OEMs and to distributors who supply to OEMs. Should our sales strategy change to include direct sales to end-users, our compliance system is sufficient to meet our requirements under China RoHS. Our current estimated costs associated with our compliance with this regulation based on our current market share and strategy are not significant. However, we continue to evaluate the impact of China RoHS, and actual costs could differ from our current estimates.

Any inability to comply with changes to the regulations for the shipment of our products could limit our ability to transport our products to customers in a cost-effective manner

The transportation of non-rechargeable and rechargeable lithium batteries is regulated by the International Civil Aviation Organization, or ICAO, and corresponding International Air Transport Association, or IATA, Dangerous Goods Regulations and the International Maritime Dangerous Goods Code, or IMDG, and in the U.S. by the Department of Transportation’s Pipeline and Hazardous Materials Safety Administration, or PHMSA. These regulations are based on the United Nations Recommendations on the Transport of Dangerous Goods Model Regulations and the United Nations Manual of Tests and Criteria. We currently ship our products pursuant to ICAO, IATA and PHMSA hazardous goods regulations. New regulations that pertain to all lithium battery manufacturers went into effect in 2003 and 2004, and additional regulations will go into effect in 2008 and 2009. The regulations require companies to meet certain testing, packaging, labeling and shipping specifications for safety reasons. We comply with all current U.S. and international regulations for the shipment of our products, and we intend and expect to comply with any new regulations that are imposed. We have established our own testing facilities to ensure that we comply with these regulations. If we are unable to comply with the new regulations, however, or if regulations are introduced that limit our ability to transport our products to customers in a cost-effective manner, this could have a material adverse effect on our business, financial condition and results of operations.

Our supply of materials could be disrupted.

Certain materials used in our products are available only from a single or a limited number of suppliers. As such, some materials could become in short supply, resulting in limited availability and/or increased costs. Additionally, we may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. Due to our involvement with supplying military batteries to the government, we could receive a government preference to continue to obtain critical supplies to meet military production needs. However, if the government did not provide us with a government preference in such circumstances, the resulting difficulty in obtaining supplies could have a material adverse effect on our business, financial condition and results of operations. Although we believe that alternative suppliers are available to supply materials that could replace materials currently used and that, if necessary, we would be able to redesign our products to make use of such alternatives, any interruption in the supply from any supplier that serves as a sole source could delay product shipments and have a material adverse effect on our business, financial condition and results of operations. Although we have experienced interruptions of product deliveries by sole source suppliers, these interruptions have not typically had a material adverse effect on our business, financial condition and results of operations. However, as we increased production at our Waco, Texas facility in the fourth quarter of 2006, our operations were hindered by certain suppliers’ inability to provide timely deliveries of materials. We cannot guarantee that we will not experience a material interruption of product deliveries from sole source suppliers. Additionally, we could face increasing pricing pressure from our suppliers dependent upon volume, due to rising costs by these suppliers that could be passed on to us in higher prices for our raw materials, which could have a material effect on our business, financial condition and results of operations.

Any inability to protect our proprietary and intellectual property could allow our competitors and others to produce competing products based on our proprietary and intellectual property.

Our success depends more on the knowledge, ability, experience and technological expertise of our employees than on the legal protection of patents and other proprietary rights. We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We cannot guarantee the degree of protection these various claims may or will afford, or that competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. We have had patents issued and have patent applications pending in the U.S. and elsewhere. We cannot assure (1) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect our technology, (2) that any patents issued to us will not be challenged, invalidated or circumvented, or (3) as to the degree or adequacy of protection any patents or patent applications may or will afford. If we are found to be infringing third party patents, there can be no assurance that we will be able to obtain licenses with respect to such patents on acceptable terms, if at all. The failure to obtain necessary licenses could delay product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of products.

The loss of key personnel could significantly harm our business, and the ability and technical competence of persons we hire will be critical to the success of our business.

Because of the specialized, technical nature of our business, we are highly dependent on certain members of our management, marketing, engineering and technical staff. The loss of these employees could have a material adverse effect on our business, financial condition and results of operations. In addition to developing manufacturing capacity to produce high volumes of batteries, we must attract, recruit and retain a sizeable workforce of technically competent employees. Our ability to pursue effectively our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel, and the integration of such personnel obtained through business acquisitions. We cannot assure that we will be able to recruit or retain this type of personnel. An inability to hire sufficient numbers of people or to find people with the desired skills could result in greater demands being placed on limited management resources which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to competition from large and small manufacturers of high rate batteries and communications accessories.

We compete with large and small manufacturers of alkaline, carbon-zinc, seawater, and high-rate batteries as well as other manufacturers of lithium batteries, both rechargeable and non-rechargeable, and communications accessories. We cannot assure that we will successfully compete with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources.

Our products could become obsolete.

The market for our products is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although we believe that our products are comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render our technology and products obsolete or less marketable.

Many of the companies with which we compete have substantially greater resources than us, and some have the capacity and volume of business to be able to produce their products more efficiently than we can at the present time. In addition, these companies are developing or have developed products using a variety of technologies that are expected to compete with our technologies. If these companies successfully market their products in a manner that renders our technologies obsolete, there may be a material adverse effect on our business, financial condition and results of operations.

We are subject to foreign currency fluctuations.

We maintain manufacturing operations in the U.S., the U.K. and China, and we export products to various countries. We purchase materials and sell our products in foreign currencies, and therefore currency fluctuations may impact our pricing of products sold and materials purchased. In addition, our foreign subsidiaries maintain their books in local currency, and the translation of those subsidiary financial statements into U.S. dollars for our consolidated financial statements could have an adverse effect on our consolidated financial results, due to changes in local currency relative to the U.S. dollar. Accordingly, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards in the future may be limited, which could have an adverse impact on our tax liabilities.

At December 31, 2006, we had approximately $84.7 million of net operating loss carryforwards, or NOLs, available to offset future taxable income. At the end of 2004, based on our assessment, we recorded a deferred tax asset related to the future tax benefit expected to be received relating to our U.S. operations. This was due to our profitable track record and expected continued profitability. The asset was recorded since it was determined to be more likely then not to be realized. We continually assess the carrying value of this asset based on the relevant accounting standards. As a result of our assessment in the fourth quarter of 2006, we concluded that a full valuation allowance against the net deferred tax asset was appropriate. The establishment of the valuation allowance was based upon the most recent operating losses in the U.S. as well as other factors. Therefore, as of December 31, 2006, we reflected a net deferred tax asset of $0 in the United States and in the United Kingdom. As we continue to assess the realizability of our deferred tax assets, the amount of the valuation allowance could be reduced. Achieving our business plan targets, particularly those relating to revenue and profitability, is integral to our assessment regarding the recoverability of our net deferred tax asset.

We have determined that a change in ownership, as defined under Internal Revenue Code Section 382, occurred during 2003 and again during 2005. As such, the domestic net operating loss carryforward will be subject to an annual limitation estimated to be in the range of approximately $12 million. This limitation did not have an impact on income taxes determined for 2006. Such a limitation could result in the possibility of a cash outlay for income taxes in a future year when earnings exceed the amount of net operating loss carryforwards that can be used by us.

Our quarterly results and the price of our common stock could fluctuate significantly.

Our future operating results may vary significantly from quarter to quarter depending on factors such as the timing and shipment of significant orders, new product introductions, delays in customer releases of purchase orders, the mix of distribution channels through which we sell our products and general economic conditions. Frequently, a substantial portion of our revenue in each quarter is generated from orders booked and shipped during that quarter. As a result, revenue levels are difficult to predict for each quarter. If revenue results are below expectations, operating results will be adversely affected as we have a sizeable base of fixed overhead costs that do not fluctuate much with the changes in revenue. Due to such variances in operating results, we have sometimes failed to meet, and in the future may not meet, market expectations or even our own guidance regarding our future operating results.

In addition to the uncertainties of quarterly operating results, future announcements concerning us or our competitors, including technological innovations or commercial products, litigation or public concerns as to the safety or commercial value of one or more of our products may cause the market price of our common stock to fluctuate substantially for reasons which may be unrelated to our operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of our common stock.

We may be unable to obtain financing to fund ongoing operations and future growth.

While we believe that our revenue growth projections and our ongoing cost controls will allow us to generate cash and achieve profitability in the foreseeable future, there is no assurance as to when or if we will be able to achieve our projections. Our future cash flows from operations, combined with our accessibility to cash and credit, may not be sufficient to allow us to finance ongoing operations or to make required investments for future growth. We may need to seek additional credit or access capital markets for additional funds. There is no assurance that we would be successful in this regard.

We have certain debt covenants that must be maintained in accordance with the provisions of our credit facility. There is no assurance that we will be able to continue to meet these debt covenants in the future. If we default on any of our debt covenants and we are unable to renegotiate credit terms in order to comply with such covenants, this could have a material adverse effect on our business, financial condition and results of operations.

There have been several amendments to our credit facility during the past few years, including amendments to authorize acquisitions and modify financial covenants. Recently, effective February 14, 2007, we entered into Forbearance and Amendment Number Six to the Credit Agreement, or the Forbearance and Amendment, with JPMorgan Chase and M&T Bank which reduced the amount of the revolving credit component from $20 million to $15 million. The Company and the Lenders entered into Extension of Forbearance and Amendment Number Seven to the Credit Agreement, or the Forbearance Extension, and Extension of Forbearance and Amendment Number Eight to Credit Agreement, or the Second Forbearance Extension, which provide that JPMorgan Chase and M&T Bank will forbear from exercising their rights under the credit facility arising from our failure to comply with certain financial covenants in the credit facility with respect to the fiscal quarter ended December 31, 2006. Specifically, we were not in compliance with the terms of the credit facility because we failed to maintain the required debt-to-earnings and EBIT-to-interest ratios provided for in the credit facility. JPMorgan Chase and M&T Bank agreed to forbear from exercising their respective rights and remedies under the credit facility until March 23, 2007, or the Forbearance Period, unless we breached the Forbearance and Amendment or unless another event or condition occurs that constitutes a default under the credit facility. The Forbearance Extension extended the Forbearance Period until May 18, 2007, and the Second Forbearance Extension further extended the Forbearance Period until August 15, 2007. During the Forbearance Period, JPMorgan Chase and M&T Bank each agreed to continue to make revolving loans available to us.

On August 15, 2007, the Company and the Lenders entered into Amendment Number Nine to Credit Agreement, or Amendment Nine, which effectively ended the Forbearance Period and extended the term of the revolving credit facility to January 31, 2009 and the term of the term loans to July 1, 2009. During the Forbearance Period, the applicable revolving interest rate and the applicable term interest rate, in each case as set forth in the credit agreement, was increased by 25 basis points. In addition to a number of technical and conforming amendments, the Forbearance and Amendment revised the definition of “Change in Control” in the credit facility to provide that the acquisition of equity interests representing more than 30% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of us shall constitute a “Change in Control” for purposes of the credit facility. Previously, the equity interest threshold had been set at 20%. As a result of the uncertainty of our ability to comply with the financial covenants within the next year, we are continuing to classify all of the debt associated with this credit facility as a current liability on our balance sheet. Now that the Forbearance Period has ended, JPMorgan Chase and M&T Bank may exercise their rights and remedies under the credit facility without further notice or action.

While we believe relations with our lenders are good, and we have received waivers as necessary in the past, there can be no assurance that such waivers will always be obtained when needed. In such case, we believe we have, in the aggregate, sufficient cash, cash generation capabilities from operations, working capital and financing alternatives at our disposal, including but not limited to alternative borrowing arrangements and other available lenders, to fund operations in the normal course for the foreseeable future. If we are unable to achieve our plans or unforeseen events occur, we may need to implement alternative plans to provide us with sufficient levels of liquidity and working capital. While we believe we could complete our original plans or alternative plans, if necessary, there can be no assurance that such alternatives would be available on acceptable terms and conditions or that we would be successful in our implementation of such plans.

The re-payment of the debt outstanding under our credit facility and the vesting of options under certain of our equity compensation plans may both be accelerated if any single stockholder owns more than 30% of our stock. Currently, our largest stockholder owns almost 30% of our stock.

Our largest single stockholder is Grace Brothers, Ltd., which, as of its most recent Schedule 13D/A filing, beneficially owned 29.4% of our issued and outstanding shares of common stock. On June 6, 2007, Mr. Bradford T. Whitmore, general partner of Grace Brothers, Ltd., became a member of our Board of Directors. If Grace Brothers, Ltd. were to increase its ownership to more than 30%, it would be deemed a “change in control” for purposes of our credit facility administered by JP Morgan Chase and for purposes of options granted under our 2004 Amended and Restated Long Term Incentive Plan, or LTIP. If a “change in control” were to occur, our commercial lenders would be able to demand payment of all amounts outstanding under our existing credit facility and the vesting of all outstanding options granted under our LTIP would be accelerated resulting in a significant expense being charged against our income statement for the period during which the “change in control” occurred, all of which would have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to unique risks and uncertainties.

Our operating facility in China presents risks including, but not limited to, political changes, civil unrest, labor disputes, currency restrictions and changes in currency exchange rates, taxes, and boycotts and other civil disturbances that are outside of our control. Any such disruptions could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to adequately maintain and monitor our internal controls over financial reporting.

We maintain and monitor various internal control processes over our financial reporting. Whenever we acquire a new business or operations, we need to integrate those operations with our existing control processes, which can prove to be a challenge if the acquired business had not been required to have such controls in effect. We are in the process of integrating McDowell and ISC into our business and assimilating McDowell’s operations, services, products and personnel with our management policies, procedures and strategies. We are in the process of remediating several internal control deficiencies that have been identified at McDowell. While we work to ensure a stringent control environment, it is possible that we may fail to adequately maintain and monitor our various internal control processes over our financial reporting. Any such failure could result in internal control deficiencies that might be considered to be material weaknesses. Such material weaknesses in internal controls would be indicative of potential factors that could affect the reliability of our financial statements and other reported financial information and impact the financial results we report.

Risks Related to this Offering

We may sell more shares of common stock in the future.

Upon consummation of this offering, we will have 16,278,612 shares of common stock outstanding. Future sales of our common stock by existing stockholders pursuant to Rule 144 under the Securities Act of 1933, as amended, or through the exercise of outstanding registration rights or otherwise could have an adverse effect on the prevailing market price of our common stock and our ability to raise additional capital. Except for permitted sales of an aggregate of 18,000 shares by three of our directors, our executive officers and directors and their affiliates have agreed not to sell any shares for 75 days following the date of this prospectus supplement without the consent of Stephens Inc. Thereafter, all shares held by our executive officers and directors and their affiliates will be eligible for sale in the public market, subject, in most cases, to applicable volume limitations and other resale conditions imposed by Rule 144. The sale, or the availability for sale, of substantial amounts of our common stock or securities convertible into common stock in the public market at any time subsequent to the date of this prospectus supplement could adversely affect the prevailing market price of our common stock.

We may sell shares of our authorized preferred stock in the future.

Our Board of Directors is authorized to issue preferred stock and determine its rights and preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. Although there is no preferred stock currently outstanding, there are no limitations on the ability of our Board of Directors to issue any series of preferred stock. Any such issuance could result in dilution from a voting and equity perspective to our existing holders of our common stock and would likely establish dividend and liquidation preferences for the holders of preferred stock. In addition, the issuance of a series of preferred stock in connection with possible acquisitions, future financings and other corporate purposes could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

The price of our common shares may fluctuate substantially, which could negatively affect the holders of our common shares.

The price of our common stock could be subject to significant fluctuations in response to a variety of factors, including variations in our anticipated or actual results of operations, fluctuations in the price of the shares of our competitors, announcements of acquisitions as part of our growth strategy, additions or departures of key personnel, announcements of legal proceedings or regulatory matters, and general volatility in the stock market. The stock market has experienced volatility that has affected the market prices of equity securities of many companies, which has often been unrelated to the operating performance of these companies. A number of other factors, many of which are beyond our control, also could cause the market price of our common shares to fluctuate substantially. Volatility in the market price of our common shares may prevent the holders of our common shares from being able to sell their shares at or above the price that was paid for them.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $12,575,000 after payment of sales commissions and other offering expenses, estimated to total $925,000.

We intend to use the net proceeds from the offering to fund: (i) approximately $6.0 million of the consideration related to the acquisition of SPS, (ii) the prepayment of $3.5 million principal amount of indebtedness due on the subordinated convertible notes that have an interest rate of 5.0%, mature on November 18, 2007 and were issued as partial consideration for the McDowell acquisition, (iii) to repay $1.0 million of borrowings outstanding under our credit facility used to fund the ISC acquisition, and (iv) for general working capital purposes.

CAPITALIZATION

The following table sets forth our capitalization as of September 29, 2007. Our capitalization is presented (i) on an actual basis, including the September 2007 acquisition of ISC, and (ii) on an as adjusted basis to give effect to the sale of 1,000,000 shares of common stock offered in this offering and the application of the estimated net proceeds of the offering as described in “Use of Proceeds.” This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus supplement by reference to our Quarterly Report on Form 10-Q for the quarter ended September 29, 2007.

	September 29, 2007
	Actual	As Adjusted
	(Dollars in thousands)

Cash, cash equivalents and short term investments:	$927	$9,002
Debt:
Current portion of debt and capital lease obligations	12,789	11,789
Debt and capital lease obligations — long-term	20,324	16,824

Total debt	33,113	28,613
Shareholders’ equity:
Common stock, $0.01 par value; 40,000,000 shares authorized; 15,991,687 shares issued as of September 29, 2007	1,591	1,691
Paid-in capital	136,725	149,200
Accumulated other comprehensive income	154	154
Accumulated deficit	(92,892)	(92,892)
Less-Treasury stock; 727,250 shares issued	(2,378)	(2,378)

Total shareholders’ equity	43,200	55,775

Total capitalization	$76,313	$84,388

Note: The payment of $3,500 of debt principal on the McDowell subordinated convertible notes, as required by the McDowell settlement agreement, will trigger a $6,000 reduction in the outstanding principal balance of those notes and a $1,889 reduction of accrued liabilities, all of which will be reflected in our Annual Report on Form 10-K for the year ending December 31, 2007, as previously disclosed in our Quarterly Report on Form 10-Q for the period ended September 29, 2007.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “ULBI”. The last reported sales price per share of our common stock on the NASDAQ Global Market was $13.98 on November 8, 2007. As of November 8, 2007, there were 15,278,612 shares of our common stock outstanding. The following table shows the high and low per share closing sales price for our common stock as reported on the NASDAQ Global Market for the periods indicated.

	Closing Sales
	Prices
	High	Low

Fiscal Year Ending December 31, 2007:
First Quarter	$11.74	$8.04
Second Quarter	$10.57	$9.00
Third Quarter	$12.86	$10.46
Fourth Quarter (through November 8, 2007)	$14.99	$12.56
Fiscal Year Ended December 31, 2006:
First Quarter	$13.67	$10.41
Second Quarter	$12.49	$8.31
Third Quarter	$10.41	$8.79
Fourth Quarter	$13.72	$10.15
Fiscal Year Ended December 31, 2005:
First Quarter	$19.05	$16.46
Second Quarter	$17.88	$15.00
Third Quarter	$17.07	$10.06
Fourth Quarter	$13.28	$11.60

DIVIDEND POLICY

We anticipate that we will retain all future earnings to finance the continuing development of our business. In addition, our bank credit facility prohibits us from declaring or paying any dividends or other distributions on our capital stock. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, the success of our business activities, regulatory and capital requirements, our lenders, our general financial condition and general business conditions.

PLAN OF DISTRIBUTION

Stephens Inc. has entered into a placement agency agreement with us. Pursuant to the placement agency agreement, Stephens Inc. has agreed to act as placement agent for the sale of up to 1,000,000 shares of our common stock in connection with this offering. The placement agent is using its reasonable efforts to introduce us to investors who will purchase the shares. The placement agent does not have any obligation to buy any of the shares from us or to arrange for the purchase or sale of any specific number or dollar amount of the shares.

We have agreed to pay the placement agent a commission equal to 5.0% of the gross proceeds of the sale of shares in this offering; provided that the minimum commission payable to the placement agent will be $500,000. The following table shows the per share and total commissions we will pay to the placement agent in connection with the sale of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the common stock offered hereby.

Per share of common stock:	$.675
Total commissions:	$675,000

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above. In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission to be received by the placement agent (or any other FINRA member or independent broker or dealer in this offering) will in no event exceed 8.0% of the gross proceeds received by the Company from the sale of shares in the offering.

We have also agreed to reimburse the placement agent for the reasonable and documented out of pocket expenses, including the reasonable fees and expenses of its counsel and other experts, incurred by the placement agent in connection with this offering which are estimated not to exceed $100,000. We estimate the total expenses of this offering which will be payable by us, excluding the commissions of the placement agent (and any other FINRA member or independent broker or dealer in this offering), will be approximately $250,000.

We have granted the placement agent a right of first refusal to act as our exclusive agent in connection with any private placement of securities, merger or acquisition and as lead manager in connection with any public offering of securities or other financing that the Company may undertake during the six month period immediately following the completion of this offering. To the extent that such right of refusal would cause us to breach an existing agreement between us and another investment banking firm, the placement agent’s right of first refusal shall be limited to a non-exclusive or co-lead role to the extent allowed by such other agreement.

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the placement agent may be require to make in respect thereof.

The price per share of the common stock was determined based on discussions between us and the placement agent. Investors will be informed of the date and manner in which they must transmit the purchase price for their shares. It is expected that the sale of the common stock will be completed on November 15, 2007. On the scheduled closing date, the following will occur:

•	We will receive funds in the amount of the aggregate purchase price;

•	We will deposit the shares being sold with the Depository Trust Company, which will credit the shares to the respective accounts of the investors; and

•	The placement agent will receive its commission in accordance with the terms of the placement agency agreement.

The placement agency agreement provides that the completion of the sale of the common stock is subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and our counsel. If the conditions of this offering are not satisfied or waived, all investor funds will be returned promptly to the investors and this offering will terminate.

Except for sales of an aggregate 18,000 shares by three of our directors, our executive officers and directors and their affiliates have agreed to a 75-day “lock up” with respect to future sales of shares of our common stock and other of our securities that they beneficially own. This means that, subject to certain exceptions, for a period of 75 days following the date of this prospectus supplement, such persons may not, without the prior written consent of the placement agent, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, establish an open “put equivalent position” or liquidate or decrease a “call equivalent position” or otherwise dispose of or transfer any shares of common stock, options to acquire shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned by them, or publicly announce an intention to do any of the foregoing. The 75-day restricted period described above is subject to automatic extension such that, in the event that either (1) during the last 17 days of the 75-day period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 75-day restricted period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the date that is 18 days after the date of issuance of the earnings release or the occurrence of the material news or material event. We have agreed in the placement agency agreement to a similar lock up for the same periods described above.

The placement agency agreement, including the form of lock-up letter as an exhibit thereto, will be included as an exhibit to a Current Report on Form 8-K that we will file with the SEC in connection with the consummation of this offering.

The placement agent or its affiliates may from time to time engage in investment banking and advisory services for us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK AND
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Set forth below is a description of certain provisions of our common stock and preferred stock. The following description is only a summary. You should refer to all of the provisions of our Certificate of Incorporation and By-laws, which have been filed as exhibits to the registration statement of which this prospectus is a part. As of the date of this prospectus supplement, under our Certificate of Incorporation, our authorized capital stock consists of 40,000,000 common shares, $.10 par value per share, and 1,000,000 preferred shares, $.10 par value per share. As of November 8, 2007, 15,278,612 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

Voting.  For all matters submitted to a vote of stockholders, including the election of directors, each holder of common stock is entitled to one vote for each share registered in his or her name on the books of Ultralife. For most stockholder votes, an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action, subject to quorum requirements (which are stockholders holding a majority of the stock entitled to vote at such meeting) and any voting rights granted to holders of preferred stock. Our common stock does not have cumulative voting rights and our directors are elected by plurality vote.

Dividends.  If our Board of Directors declares a dividend, holders of common stock will receive payments from the funds of Ultralife that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding, and may further be subject to negative covenants imposed on the payment of dividends by our senior lenders pursuant to our credit facilities.

Liquidation.  If Ultralife is dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Other Rights and Restrictions.  Holders of common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not redeemable.

Transfer Agent and Registrar.  Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Preferred Stock

We have no shares of preferred stock issued and outstanding. Our Certificate of Incorporation, as amended, allows our Board of Directors to authorize the issuance of shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences without the approval of our stockholders is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be not shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Indemnification of Officers and Directors

With respect to indemnification of directors and officers, Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Under this provision of the DGCL, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Furthermore, the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our Certificate of Incorporation provides for limitation of the liability of directors to the Company and its stockholders and for indemnification of directors, officers, employees and agents of the Company, respectively, to the maximum extent permitted by the DGCL.

Our Certificate of Incorporation provides that directors are not liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) for dividend payments or stock repurchases in violation of Delaware law, or (d) for any transaction from which the director derived any improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons in control pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered by us will be passed upon for us by Harter Secrest & Emery LLP. Alston & Bird LLP will pass on certain legal matters for the placement agent in connection with this offering.

EXPERTS

The financial statements incorporated in this Prospectus Supplement by reference to our Annual Report on Form 10-K as of and for the year ended December 31, 2006 have been so incorporated in reliance on the report of BDO Seidman LLP, an independent registered public accounting firm, and the financial statements incorporated in this Prospectus Supplement by reference to our Annual Report on Form 10-K as of and for the years ended December 31, 2005 and 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, with each report given on the authority of said firm as experts in accounting and auditing.

The financial statements of Innovative Solutions Consulting Inc. for the year ended December 31, 2006, incorporated in this Prospectus Supplement by reference to our Current Report on Form 8-K/A filed with the SEC on October 31, 2007, have been so incorporated in reliance on the report of Bonadio & Co., LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

1,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
November 8, 2007

Stephens Inc.